1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated August 12, 2008

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2008/08/12

Chunghwa Telecom Co., Ltd.

By:	/s/ Joseph C.P. Shieh
Name:	Joseph C.P. Shieh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description
1. Announcement on 2008/07/14 :	Clarification of the report that Chunghwa plans to set up a joint venture with III (Institute for Information Industry) to provide ICT service

2. Announcement on 2008/07/18 :	To announce that typhoon Kalmaegi has no impact on the Company’s finance and businesses

3. Announcement on 2008/07/21 :	Announcement of the procurement of expansion of telecom operation service / billing system

4. Announcement on 2008/07/23 :	Clarification of the report that Chunghwa sold all the shares of ELTA Technology Co., Ltd.

5. Announcement on 2008/07/24 :	The amendment of Annual Report 2007

6. Announcement on 2008/07/24 :	Discharge of Representatives of Juristic Person Director

7. Announcement on 2008/07/24 :	Clarification of the report that Chunghwa’s procurement related to MOD service was disapproved internally

8. Announcement on 2008/07/29 :	Clarification of the report that Chunghwa plans to invest ZyXEL Communications Corporation

9. Announcement on 2008/08/04 :	Clarification of the report that Chunghwa plans to invest Thu Thiem Brian Park project

10. Announcement on 2008/08/08 :	New Appointment of Representative of Juristic Person Director

11. Announcement on 2008/08/11 :	Chunghwa Telecom announces its unaudited revenue for July,2008

12. Announcement on 2008/08/11 :	July 2008 sales

EXHIBIT 1

Clarification of the report that Chunghwa plans to set up a joint venture with III (Institute for Information Industry) to provide ICT service

Date of events: 2008/07/14

Contents:

1. Name of the reporting media: Commercial Times

2. Date of the report: 2008/07/14

3. Content of the report: Chunghwa plans to set up a joint venture with III to provide ICT service.

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: Chunghwa will follow its internal procedures to evaluate each investment project and will make an official announcement after completion of the procedures. Currently, the company has no comment in this regard.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 2

To announce that typhoon Kalmaegi has no impact on the Company’s finance and businesses

Date of events: 2008/07/18

Contents:

1. Date of occurrence of the event: 2008/07/18

2. Company name: Chunghwa Telecom

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: To announce that typhoon Kalmaegi has no impact on the Company’s finance and businesses

6. Countermeasures: N/A

7. Any other matters that need to be specified: None

EXHIBIT 3

Announcement of the procurement of expansion of telecom operation service / billing system

Date of events: 2008/07/21

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): The procurement of expansion of telecom operation service / billing system

2. Date of the occurrence of the event: 2007/07/22~2008/07/21

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: NT$501, 206, 490

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Chungwha System Integration Co. Ltd., 100% holding subsidiary of CHT

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount): In accordance with the contract

9. The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the Procurement Management Rules of Chunghwa Telecom

10. Name of the professional appraisal institution and its appraisal amount: N/A

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: N/A

12. Is the appraisal report price a limited price or specific price?: N/A

13. Has an appraisal report not yet been obtained?: N/A

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: N/A

16. Concrete purpose or use of the acquisition or disposition: Telecom Material

17. Do the directors have any objection to the present transaction?: None

18. Any other matters that need to be specified: None

EXHIBIT 4

Clarification of the report that Chunghwa sold all the shares of ELTA Technology Co., Ltd.

Date of events: 2008/07/23

Contents:

1. Name of the reporting media: Commercial Times, Apple Daily, Digitimes etc.

2. Date of the report: 2008/07/23

3. Content of the report: Chunghwa sold all the shares of ELTA Technology Co., Ltd. because of the issue regarding broadcasting of Olympic game.

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: Chunghwa Telecom sold all the shares of ELTA Technology Co., Ltd.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 5

The amendment of Annual Report 2007

Date of events: 2008/07/24

Contents:

1. Date of occurrence of the event: 2008/07/24

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: To amend the Annual Report 2007 on pages 32, 34, and 285.

6. Countermeasures: The amendment of annual report was uploaded to Market Observation Post System.

7. Any other matters that need to be specified: N/A

EXHIBIT 6

Discharge of Representatives of Juristic Person Director

Date of events: 2008/07/24

Contents:

1. Date of occurrence of the change: 2008/07/24

2. Name of juristic-person director/ supervisor: Ministry of Transportation and Communications

3. Name and resume of the replaced person:

(1) Yu-Huei Jea; Director; Senior Counselor of the Ministry of Transportation and Communications; Ph.D. degree in electrical engineering from the University of Texas at Austin.

(2) Jeng-Tsuen Liaw; Director; Director of Personnel Department, the Ministry of Transportation and Communications; graduated from the Department of Public Administration and Policy with a Bachelor’s degree from the National Chung-Hsing University.

4. Name and resume of the replacement: Yet to be appointed

5. Reason for the change: retire and discharge from current position

6. Original term (from                      to                     ): 2007/06/15 ~ 2010/06/14

7. Effective date of the new appointment: None

8. Any other matters that need to be specified: None

EXHIBIT 7

Clarification of the report that Chunghwa’s procurement related to MOD service was disapproved internally

Date of events: 2008/07/24

Contents:

1. Name of the reporting media: Economic Daily News

2. Date of the report: 2008/07/24

3. Content of the report: Chunghwa’s procurement related to MOD service was disapproved internally

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: Chunghwa Telecom has been promoting MOD service and searching for a better platform and set-up-boxes to offer quality IPTV service. The Audit Committee of the Board of Directors concerned about the cost effectiveness of the service in the regular meeting the other day. There was no such issue of disapproval of related procurement.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 8

Clarification of the report that Chunghwa plans to invest ZyXEL Communications Corporation

Date of events: 2008/07/28

Contents:

1. Name of the reporting media: Commercial Times

2. Date of the report: 2008/07/28

3. Content of the report: Chunghwa plans to invest ZyXEL Communications Corp.

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: Chunghwa will follow its internal procedures to evaluate each investment project and will make an official announcement after completion of the procedures. Currently, the company has no comment in this regard.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 9

Clarification of the report that Chunghwa plans to invest Thu Thiem Brian Park project

Date of events: 2008/08/04

Contents:

1. Name of the reporting media: Commercial Times

2. Date of the report: 2008/08/04

3. Content of the report: Chunghwa plans to invest Thu Thiem Brian Park project.

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: Chunghwa will follow its internal procedures to evaluate each investment project and will make an official announcement after completion of the procedures. Currently, the company has no comment in this regard.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 10

New Appointment of Representative of Juristic Person Director

Date of events: 2008/08/08

Contents:

1. Date of occurrence of the change: 2008/08/08

2. Name of juristic-person director/ supervisor: Ministry of Transportation and Communications

3. Name and resume of the replaced person: Jeng-Tsuen Liaw; Director; Director of Personnel Department, the Ministry of Transportation and Communications; graduated from the Department of Public Administration and Policy with a Bachelor’s degree from the National Chung-Hsing University.

4. Name and resume of the replacement: Director of Preferred Shares; Mu-Shun Lin; Director of Personnel Department, Ministry of Transportation and Communications; Master from Law Dept. of Ming-Chuan University

5. Reason for the change: Being replaced in accordance with the provisions set forth in Article 27 of Company Act.

6. Original term (from                      to                     ): 2007/06/15 ~ 2010/06/14

7. Effective date of the new appointment: 2008/08/08

8. Any other matters that need to be specified: To fill the vacant position of previous director, Jeng-Tsuen Liaw, who was retired and discharged from the position on 2008/07/24.

EXHIBIT 11

Chunghwa Telecom announces its unaudited revenue for July, 2008

Date of events: 2008/08/11

Contents:

1. Date of occurrence of the event: 2008/08/11

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: For the month of July 2008, total revenue decreased by 1.6% year-over-year to NT$15.42 billion. Operating income for the month was NT$5.13 billion, net income NT$4.12 billion, EPS NT$0.43. For the first seven months this year, total revenue was NT$108.79 billion, a 0.7% increase year-over-year. Operating income for the first seven months was NT$36.77 billion, net income NT$27.43 billion, EPS NT$2.87.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 12

Chunghwa Telecom

August 11, 2008

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of July 2008

1)	Sales volume (NT$ Thousand)

Period	Items	2008	2007	Changes	%
Jul	Invoice amount	17,443,959	18,168,797	(-)724,838	(-)3.99%
Jul	Invoice amount	123,542,830	123,496,014	(+)46,816	(+)0.04%
Jul	Net sales	15,424,953	15,676,749	(-)251,796	(-)1.61%
Jul	Net sales	108,792,401	108,002,585	(+)789,816	(+)0.73%

b	Trading purpose : None